

KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Jamieson Corporate Finance US LLC

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Jamieson Corporate Finance US LLC (the "Company") as of April 30, 2020, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes and schedule I (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Jamieson Corporate Finance US LLC as of April 30, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Jamieson Corporate Finance US LLC's management. Our responsibility is to express an opinion on Jamieson Corporate Finance US LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Jamieson Corporate Finance US LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements and Information relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Jamieson Corporate Finance US LLC's financial statements. The supplemental information is the responsibility of Jamieson Corporate Finance US LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Jamieson Corporate Finance US LLC's auditor since 2016.

KBL, LLP

KBL, LLP
New York, NY
June 29, 2020

1

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700

## JAMIESON CORPORATE FINANCE US LLC

## STATEMENT OF FINANCIAL CONDITION

### APRIL 30, 2020

### (IN US DOLLARS)

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 1,129,498 |
| Accounts receivable | | 512,500 |
| Prepaid expenses | | 25,081 |
| Computer equipment, net of accumulated depreciation of $834 | | 471 |
| Security deposits | | 26,363 |
| | | |
| Total assets | $ | 1,693,913 |

### LIABILITIES AND MEMBERS' EQUITY

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts payable and accrued expenses | $ | 507,122 |
| Accounts payable to parent | | 123,524 |
| | | |
| Total liabilities | | 630,646 |
| | | |
| Members' equity | | 1,063,267 |
| | | |
| Total liabilities and members' equity | $ | 1,693,913 |

The accompanying notes are an integral part of these financial statements.

**JAMIESON CORPORATE FINANCE US LLC**
**NOTES TO FINANCIAL STATEMENTS**
**APRIL 30, 2020**
**(IN US DOLLARS)**

## 1. ORGANIZATION AND NATURE OF BUSINESS

Jamieson Corporate Finance US LLC (the "Company") was organized as a Limited Liability Company in 2013. The Company was granted membership in the Financial Industry Regulatory Authority ("FINRA") on June 22, 2015. It is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Company provides strategic financial advisory, mergers & acquisitions, and entity valuation services to and finding strategic partners for both private and public entities. The Company does not hold accounts or process transactions for customers. The Company also advises management teams through Financial Sponsor backed buyouts including assisting with the negotiation of their Incentive Plans.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

Recent Issued Accounting Pronouncements

The Company does not believe that the adoption of any recently issued, but not yet effective, accounting standards will have a material effect on its financial position and results of operations.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with U.S generally accepted accounting principles ("GAAP") and the rules and regulations of the United States Securities and Exchange Commission (the "Commission"). It is management's opinion, that all material adjustments (consisting of normal recurring adjustments) have been made which are necessary for a fair financial statement presentation.

Cash and cash equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Accounting basis
The Company uses the accrual basis of accounting for financial statement and income tax reporting. Accordingly revenues are recognized when services are rendered and expenses realized when the obligation is incurred.

Income Taxes
The Company is a limited liability company, taxed as a partnership for federal income tax purposes, and, thus, no federal income tax expense has been recorded in the financial statements. Taxable income of the Company is passed through to the members and reported on their individual tax returns.

Pursuant to accounting guidance concerning provision for uncertain income tax provisions contained in Accounting Standards Codification ("ASC") 740-10, there are no uncertain income tax positions. The federal and state income tax returns are subject to examination by the IRS and state taxing authorities, generally for three years after they were filed.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets, and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Revenue Recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement. The Company's revenues are from advisory fee services. Accordingly, the Company recognizes advisory fees in the period earned, when the performance obligations have been satisfied.

### Accounts Receivable

Accounts receivable is recorded at the amount the Company expects to collect on balances outstanding at year-end. The determination of the amount of uncollectible accounts is based on the length of time each receivable has been outstanding, and a reasonable assessment of the capacity of the debtor to pay the receivable. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of operating expenses in the accompanying statement of operations. As of April 30, 2020, the Company has not recorded an allowance for any potential non-collection.

### Fair Values of Financial Instruments

Financial Accounting Standards Board Accounting Standards Codification ("ASC") 825, "Financial Instruments," requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below for the Company's financial instruments: The carrying amount of cash, accounts receivable, prepaid expenses and accounts payable and accrued expenses, approximate fair value because of the short maturity of those instruments.

### Concentrations of Credit Risk

The Company places its cash with a high credit quality financial institution. The Company's account at this institution is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. To reduce its risk associated with the failure of such financial institution, the Company evaluates at least annually the rating of the financial institution in which it holds deposits.

**(IN US DOLLARS)**

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign Currency Transactions

The Company's functional currency and its reporting currency is the United States dollar. Transactions denominated in any currency other than the functional currency are converted into United States dollars using the exchange rate in effect at the date of the transaction or the average rate for the period in the case of revenue and expense transactions. Monetary assets and liabilities are revalued into the reporting currency at each balance sheet date using the exchange rate in effect at the balance sheet date, with any resulting exchange gains or losses being credited or charged to accumulated other comprehensive loss. Non-monetary assets and liabilities are recorded in the reporting currency using the historical exchange rate.

The Company does not engage in hedging activities to offset the risk of exchange rate fluctuations on financial transactions denominated in a foreign currency. The transactions are translated into U.S. dollars on the Company's financial statements. Any unrealized gain or loss due to spot rate fluctuations is included in Accumulated Other Comprehensive Loss.

Fixed Assets

Acquisitions of furniture and equipment are recorded at cost. Improvements and replacements of furniture and equipment are capitalized. Maintenance and repairs that do not improve or extend the lives of furniture and equipment are charged to expense as incurred. When assets are sold or retired, their cost and related accumulated depreciation are removed from the accounts and any gain or loss is reported in the statements of income and retained earnings. Depreciation is provided over the estimated useful life of each class of depreciable assets and is computed using the straight-line method over the following useful lives:

| | |
|---|---|
| Computer and office equipment | 3 years |
| Furniture and fixtures | 7 years |

The Company had no impairment charges as of April 30, 2020. Depreciation expense for the period ended April 30, 2020, was $435.

## 3. NET CAPITAL

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, cash dividends paid or the Company's operations expanded, if the resulting net capital ratio would exceed 10 to 1. At April 30, 2020, the Company had net capital of $498,852, which was $456,809 in excess of the FINRA minimum net capital requirement of $42,043.

## 4. CONCENTRATION OF CUSTOMER REVENUES

For the year ended April 30, 2020, five customers accounted for 50% of the Company's revenue. Two of these customers accounted for 98% of accounts receivable as of April 30, 2020.

**JAMIESON CORPORATE FINANCE US LLC**
**NOTES TO FINANCIAL STATEMENTS**
**APRIL 30, 2020**
**(IN US DOLLARS)**

## 5. RELATED PARTY TRANSACTIONS

The Company has an Expense Sharing Agreement (the "Agreement") in place with JCF US, LLC (the "Parent") for services that are shared and paid by the Managing Member. These expenses are allocated to the Parent in accordance to the Agreement and the apport onment is based on reasonable allocation agreed by the parties. The Company had expense reimbursements owed to the Parent in the amount of $150,389 for the year ended April 30, 2020.

Additionally, the Company and the Parent, from time to time, work collaboratively whereby the Parent or the Company provides consultancy support. The Parent owed the Company for consulting support in the amount of $142,875 for the year ended April 30, 2020. As of April 30, 2020, amounts not yet reimbursed have been included in Accounts Payable to Parent on the accompanying statement of financial condition, in the amount of $123,524.

## 6. COMMITMENTS AND CONTINGENCIES

Leases

The Company executed one-year apartment lease which began November 8, 2018. The base monthly rent is $7,460 and expired on November 7, 2019. The Company renewed its apartment lease on November 8, 2019 with a base monthly rent of $7,592 which will expire on November 7, 2020. The Company paid $91,120 in apartment rent expense for the year ended April 30, 2020.

Additionally, the Company moved to new office space on January 14, 2019. The monthly rent was $11,369 and the lease expired on January 31, 2020. The Company then executed a one-year lease which began February 1, 2020. The base monthly rent is $12,052 and will expire on January 31, 2021. The Company paid $139,160 in office rent expense for the year ended April 30, 2020.

## 5. SUBSQUENT EVENTS

During the first quarter of 2020, Coronavirus Disease (COVID-19) has begun causing major disruptions to the economy. The financial impacts to the Company will likely result in significantly reduced revenues for at least the second quarter of 2020, and possibly beyond. Management is monitoring the situation closely and expects to make needed changes to its operations should circumstances warrant in order to mitigate any negative long-term financial impacts on the Company.

The Company evaluated events occurring between the end of its fiscal year, April 30, 2020, and June 29, 2020, when the financial statements were issued. All subsequent events requiring recognition as of April 30, 2020, have been incorporated into these financial statements herein.

**JAMIESON CORPORATE FINANCE US LLC**

**EXEMPTION REPORT PURSUANT TO RULE 15c3-3**
**OF THE SECURITIES AND EXCHANGE COMMISSION**

**APRIL 30, 2020**

Jamieson Corporate Finance US LLC operates pursuant to paragraph (k)(2)(i) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3. The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

The Company has met the identified exemption provisions throughout the year ended April 30, 2020 without exception.



Signature:_____

John Greenland, Chief Executive Officer



KBL LLP
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

**Report of Independent Registered Public Accounting Firm**

To the Members of
Jamieson Corporate Finance US LLC

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 15c3-3, in which (1) Jamieson Corporate Finance US LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Jamieson Corporate Finance US LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provision") and (2) Jamieson Corporate Finance US LLC stated that Jamieson Corporate Finance US LLC met the identified exemption provision throughout the most recent fiscal year without exception Jamieson Corporate Finance US LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Jamieson Corporate Finance US LLC 's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KBL, LLP

KBL, LLP
New York, NY
June 29, 2020

12

535 Fifth Avenue, 30th Floor, New York, NY 10017 212.785.9700